December 28, 2005


By facsimile to (212) 593-5955 and U.S. Mail


Mr. Thomas J. Baldwin
Executive Vice President and Chief Financial Officer
Morton`s Restaurant Group, Inc.
3333 New Hyde Park Road, Suite 210
New Hyde Park, NY 11042

Re:	Morton`s Restaurant Group, Inc.
	Registration Statement on Form S-1
	Filed December 2, 2005
File No. 333-130072
Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Subsequent Exchange Act Reports
File No. 1-12692

Dear Mr. Baldwin:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

S-1

1. We note that non-Rule 430A information is omitted throughout the
S-1. To the extent practicable, complete the information before amending the S-1.

2. We note that Morton`s Restaurant Group, Inc. or Morton`s intends to file by amendment numerous exhibits, including the underwriting agreement and the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement`s effectiveness.

3. We note that Morton`s intends to include artwork in the registration statement. Submit the artwork for our review before the registration statement`s effectiveness. For any artwork included in the registration statement:

* Ensure that the artwork does not serve as a substitute for or as a supplement to the prospectus` summary and business sections.

* Ensure that any graphical presentation and accompanying text provide a balanced view of Morton`s and its business.

* Limit any artwork on the prospectus` inside front cover page to a single page.

* Limit any graphics to a pictorial depiction of Morton`s products and services with simple labels or phrases that are directed to investors. Explain the graphical representations` meaning and significance.

* Include any information about Morton`s third party relationships in the prospectus` business section. Explain the relevance and significance of any third party relationship.

* Place any promotional material in the business section where it can be analyzed and understood in its proper context.

Prospectus` Outside Front Cover Page

4. We note that you omit an estimated price range for the
offering.
You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement`s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10%
if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(b)(3)
of Regulation S-K and the item`s instructions.

Table of Contents, page i

5. Move the paragraphs after the table of contents on pages i-ii so
that they follow the summary and risk factor sections.  See Item
502
of Regulation S-K and section IV.B. of Release 33-7497. If your underwriters eliminate the prospectus` outside back cover page, you may include disclosure of dealer prospectus delivery obligations on page i. Otherwise, move that disclosure to the prospectus` outside back cover page. See Item 502(b) of Regulation S-K.

6. You state in the paragraph after the table of contents that investors should not rely on any information other than the information in the prospectus. If you intend to use any free writing prospectuses, you should consider removing this language when you have a section 10 prospectus ready since Morton`s would be liable for, and investors would be entitled to rely upon, that information also.

Industry and Market Data, page ii

7. Amend this paragraph`s language to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.

Summary, page 1

8. The summary is much too detailed and includes information about Morton`s and its business best included elsewhere in the prospectus.
Revise so that the summary highlights in a brief overview the key aspects or features of Morton`s and its business. In particular, delete or condense significantly "Our Competitive Strengths" and "Our
Business Strategy." See Item 503(a) of Regulation S-K. To the extent that you retain disclosure of this nature, ensure that you balance it by summarizing significant attendant risks.

9. We note your market position for company-owned, upscale steakhouses. Revise to disclose your market position in the broader category of upscale steakhouses and upon what metrics the market position is determined.

10. In presenting Morton`s total revenues and operating income, disclose also Morton`s net income for the periods presented.

11. Please revise to remove disclosure of average restaurant-level operating margins on pages 2 and 49. Our principal objection is to the exclusion of operating costs, such as depreciation and general and administrative expenses, which facilitate the profitability and performance of your restaurants. For example, we note your disclosure on page 10 that a majority of your growth has been due to opening new restaurants and that this depends on your ability to find quality locations and reach acceptable lease terms.

12. We note from the bottom of page 8 and your disclosure on page
7
that you plan on providing unaudited as adjusted balance sheet data as of October 2, 2005 to give effect to the offering and related transactions as if they had occurred on October 2, 2005. Please ensure that footnote disclosures are included to explain all adjustments that have not been explained on the capitalization table on page 28 (i.e., current assets, property and equipment, current liabilities, etc.).

13. Disclose the price per share paid in the July 2002 going private transaction. Disclose also the equity stake that the sponsor will have after the offering.

Risk Factors, page 10

14. Disclosure in this section`s first paragraph states that "The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business." Since Morton`s must disclose all risks that it believes are material, delete the two sentences.

15. Some risk factors` captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the first, third, fifth, eighth, ninth, twelfth, fourteenth, sixteenth, seventeenth, twentieth, twenty-second, twenty-fourth, and thirtieth risk factors. State succinctly the risk that flows from the fact or uncertainty.

16. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The first risk factor states that the vast majority of Morton`s weekday revenues and substantial portion of Morton`s weekend revenues are obtained from business people using expense accounts. Quantify the portion of Morton`s weekday revenues and the portion of Morton`s weekend revenues obtained from business people using expense accounts during the periods presented in the financial statements.

* The second risk factor states that a substantial majority of Morton`s historical growth has been due to opening new restaurants.
Quantify the portion of Morton`s historical growth that has been due to opening new restaurants during the periods presented in the financial statements.

* The second risk factor states that there is a "ramp-up" period before we expect a new Morton`s steakhouse to achieve our targeted level of performance. Specify the average "ramp-up" period required for a new Morton`s steakhouse to achieve your targeted level of performance.

* The third risk factor states that Morton`s has closed in the past and may close in the future one or more of its restaurants.
Quantify
the number of restaurants that Morton`s has closed during the periods presented in the financial statements.

* The seventeenth risk factor states that Morton`s level of indebtedness could adversely affect its financial condition.
Quantify the level of Morton`s indebtedness.

* The twentieth risk factor states that some of Morton`s senior executives are important to its success. Identify the senior executives who are important to Morton`s success.

* The twenty-fourth risk factor states that Morton`s intends to redeem or repurchase all of its outstanding notes. Quantify the amount of Morton`s outstanding 7.5% senior secured notes and 14% senior secured notes.

* The twenty-eighth risk factor states that Morton`s plans to issue options, restricted stock, or other forms of stock-based compensation to its directors, officers, and employees. Quantify the amount and other material terms of the options, restricted stock, or other forms of stock-based compensation that Morton`s plans to issue to its directors, officers, and employees. We note the disclosure on page
66 and elsewhere that Morton`s plans to make the awards before this offering`s completion.

17. Some risk factors` headings and discussions include generic conclusions such as Morton`s results of operations, business, or financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the first, third, fifth, thirteenth, twentieth, twenty-first, and twenty-second risk factors. Avoid generic conclusions. Rather, explain specifically what the risk`s consequences or effects are for Morton`s and its securityholders.

18. Some risk factors include language like "we cannot assure," "We cannot assure," "There can be no assurance," "We cannot guarantee," and "No assurance can be given." For example, refer to the fifth, thirteenth, seventeenth, eighteenth, twentieth, twenty-fourth, and thirtieth risk factors. Since the risk is the situation described and not Morton`s inability to assure or guarantee, please revise.

19. Disclose in an appropriate risk factor that the new revolving credit facility will carry a floating rate of interest and the risks that this presents to Morton`s.

Use of Proceeds, page 23

20. Disclose that the proceeds from the 14% senior secured notes were used to pay a dividend distribution of $36.9 million to the equity holders of Morton`s Holdings, LLC or MHLLC.

Dilution, page 25

21. We note that the comparative table excludes shares issuable upon exercise of options and restricted stock grants that Morton`s expects to award under its proposed equity incentive plan. The requirement for including shares subject to options and restricted stock grants in the comparative table pertains also to any shares that directors, officers, promoters, and affiliated persons "have the right to acquire." See Item 506 of Regulation S-K. Revise so that the table includes all shares that directors, officers, promoters, and affiliated persons have the right to acquire.

Capitalization, page 27

22. Please revise your footnotes to the capitalization table to include a disclosure that the actual basis reflects the __ for one stock split of shares of our common stock prior to the closing of the offering.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

23. Disclosure on pages 41 and 67 and elsewhere indicates that Morton`s plans to enter into a new senior revolving credit facility.
For any credit facility or other financial instrument that requires
Morton`s or its restricted subsidiaries to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. We note the disclosure in the eighteenth risk factor.

24. File the new senior revolving credit facility as an exhibit to the registration statement.

25. We note your disclosure that you expect that your new senior revolving credit facility will contain customary affirmative and negative covenants and require you to meet certain financial ratios.
Please revise your disclosure in MD&A to specifically state that the new credit facility will most likely restrict the payment of dividends, if so expected.

26. We note that you have included a contractual commitments table on
a pro forma basis assuming receipt of the net proceeds from your sale
of common stock. Please revise your filing to precede this table with a table of contractual obligations as of October 2, 2005 on an actual basis, without giving effect to the planned application of the
proceeds.   See requirements in Item 303(a)(5) of Regulation S-K.

Restaurant Industry Overview, page 48

27. We note the market statistics for the restaurant industry as a whole. Provide comparable statistics for the upscale steakhouse market.

Legal Proceedings, page 56

28. For each of the August 2002, November 2004, and May 2005 matters, quantify the known or estimated dollar amount of damages sought by the plaintiffs. See Item 103 of Regulation S-K and the item`s instructions. We note the disclosure in the fifth risk factor.

29. For the November 2004 and May 2005 matters, specify the names of the courts in California and Massachusetts in which the proceedings were initiated. See Item 103 of Regulation S-K.

30. Expand the disclosure in this section`s last sentence to explain in sufficient detail what the phrase "based on current knowledge of these matters" encompasses.

Management, page 58

31. Disclosure on page 58 includes the names of persons who will become directors upon the offering`s completion. File the consent of each person as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

32. Disclosure under "Board Composition" on page 62 states that Morton`s intends to have a classified board. Identify the members of each class. State the term of each class.

33. Disclosure under "Employment Agreements" on page 62 states that
Morton`s anticipates that Mr. Thomas J. Baldwin`s employment agreement will be amended. Disclose the amended employment agreement`s material terms in the prospectus. File the amended employment agreement as an exhibit to the registration statement.

34. Disclosure under "Equity Incentive Plan" on pages 63 and 66 states that Morton`s plans to implement a new equity incentive plan and plans to grant incentive stock options and restricted stock to members of Morton`s executive management team. Identify the members of the executive management team who will receive the awards. State the type, amount, and, if applicable, term and exercise price of the awards that each member will receive. Disclose whether the exercise price of an award will be less than the initial public offering or IPO price of the shares of common stock offered under this registration statement. If the exercise price of an award is anticipated to be less than the IPO price, expand the disclosure to address any material stock compensation costs. File the equity incentive plan as an exhibit to the registration statement.

35. Disclosure under "Employee Subscription Agreements` on pages
63
and 66 states that holders of the MHLLC units will be entitled to receive shares of Morton`s common stock. Identify the members of Morton`s executive management team entitled to receive shares of Morton`s common stock. State the number of shares of Morton`s common stock that each member will receive in the distribution. Disclose whether the cost of the shares of Morton`s common stock that each member will receive in the distribution will be less than the IPO price of the shares of common stock being offered under this registration statement. If the cost is anticipated to be less than the IPO price, expand the disclosure to address any material compensation costs. File the employee subscription agreements as exhibits to the registration statement.

36. Disclosure on pages 63-64 states that the members and chairpersons of Morton`s board committees have not yet been determined. When determined, identify the members and chairpersons of Morton`s board committees.

Principal and Selling Stockholders, page 66

37. For a beneficial owner such as Laurel Crown Capital, LLC:
Series
One-LC/Morton`s that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise appropriately.

38. Clarify in footnote (5) whether Mr. John K. Castle has sole or shared voting and investment control over the securities held by Castle Harlan Partners III, L.P. If Mr. Castle has shared voting and investment control, identify the persons with whom Mr. Castle shares voting and investment control.

39. Describe briefly how each selling stockholder acquired the securities being offered for resale.

40. Indicate the nature of any position, office, or other material relationship that each selling stockholder has had within the past three years with Morton`s or any of its predecessors or affiliates.
See Item 507 of Regulation S-K.

41. Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer`s affiliate.

42. If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Morton`s must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

43. If a selling stockholder is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased in the ordinary course of business the securities to be resold.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Morton`s is unable to make the representations noted above in the prospectus, Morton`s must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of any underwriter that cannot make these representations.

44. Describe any continuing relationship of each selling stockholder with Morton`s.
Certain Relationships and Related Party Transactions, page 66

45. Absent additional disclosure, it is unclear whether the management agreement with Castle Harlan, Inc. was on terms no less favorable to MHLLC than MHLLC could have obtained from unaffiliated parties. Please revise.

46. Disclosure on page 66 states that Morton`s is negotiating a separation agreement with Mr. Allen J. Bernstein and that the agreement`s terms have not yet been finalized. When finalized, state the agreement`s material terms in the prospectus. File the agreement as an exhibit to the registration statement.

Description of Certain Indebtedness, page 67

47. Describe in detail the senior revolving credit facility`s financial covenants and ratios. Alternatively, cross reference to disclosure in MD&A.

Description of Capital Stock, page 68

48. Delete in this section`s first paragraph the qualification of the description to documents and law outside of the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or contemplated by the form.

49. Expand the disclosure under "Common Stock" on page 68 to indicate:

* All outstanding shares of common stock are legally issued.

* The shares of common stock that will be issued on the offering`s completion are legally issued.

50. Disclose whether holders of common stock have cumulative voting rights.

51. Disclose whether the board of directors intends to issue shares of the authorized preferred stock.

Underwriting, page 77

52. Disclosure in this section`s second paragraph that the underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased appears inconsistent with disclosure in this section` third paragraph that the underwriters are offering the shares "subject to prior sale, when, as and if issued and accepted by them." Please revise.

53. We note disclosure of lock-up agreements on page 78. Confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-ups` expiration periods. Also describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by those persons before the lock-up period`s expiration.

54. We note that the underwriters have reserved shares for sale to employees, directors, and other persons. Describe for us the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering.
Include
in this description how the prospective recipients and number of reserved shares are determined, how and when you and the underwriter notified the directed share investors, including the types of communications used, the procedures that these investors must follow to purchase the offered securities, including how and when any communications or funds are received by you or the underwriter, and how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us a copy of the materials that you sent or plan to send to directed share program participants.

55. Confirm that no members of the underwriting syndicate will engage in an electronic offer, sale, or distribution of the shares. Alternatively, if a member of the underwriting syndicate will engage in an electronic offer, sale, or distribution the shares, identify the member. Describe the member`s procedures to us or confirm that our Office of Chief Counsel has reviewed the procedures. If you discuss the procedures, tell us how they ensure that the distribution complies with section 5 of the Securities Act. In particular, you should discuss:

* Communications used.

* Availability of the preliminary prospectus.

* Manner of conducting the distribution and sale such as the use of indications of interest or conditional offers.

* Funding of an account and payment of the purchase price.

56. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to the comment immediately above, supplement promptly your response to identify those members and provide us a similar description of their procedures. Also include a brief description of any electronic distribution in the prospectus.

57. Tell us whether you or your underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning the issuer or the prospectus that has appeared on the third party`s website. If you enter subsequently into any such arrangement, supplement promptly your response.

Where You Can Find More Information, page 82

58. Delete the language that statements contained in the prospectus about the contents of any contract or other document "are not complete" and are "qualified in all respects by reference to the exhibit to which the reference relates." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not complete," disclose that all material provisions of the contract or other document are discussed in the prospectus.

Financial Statements

59. We note that you will be effecting a stock split immediately prior to the closing of the offering. Please revise your financial statements and all related disclosures to give retroactive effect to
the stock split. Additionally, please add a note to the financial statements discussing this retroactive adjustment. See paragraph 54 of SFAS 128 and SAB Topic 4C.

Statements of Operations, page F-5

60. Please revise to include disclosure of earnings per share based on your actual share base and on a pro forma basis based on your expected share base as a result of the offering. As the outstanding
MHLLC units represent shares issuable for no consideration, please include exercisable units in the computation of basic EPS in accordance with paragraph 10 of SFAS 128. Additionally, please include a note to the financial statements disclosing a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations, and those securities that could potentially dilute basic
EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period(s) presented. See paragraphs 6 and 40 of SFAS128.

61. Please revise to include "management fee paid to related party" as a component of operating income.

Statements of Cash Flows, page F-7

62. You classify redemption of PIK notes as a financing cash outflow.
Please revise to classify the redemption of PIK notes, which represent interest incurred but not paid, as adjustments to reconcile net income (loss) to net cash from operating activities. Refer to paragraph 23(d) and footnote 12 to paragraph 28 of SFAS 95 and question 22 of AICPA Technical Questions Section 1300 for guidance.

Note 1.  Organization and Other Matters, page F-8

63. We note from your disclosure that during the fourth quarter of 2004 goodwill was increased by $626,000 which represents an adjustment in purchase accounting as a result of a revision to a liability assumed at the time of purchase. Please tell us the nature of the liability and the revision that occurred. Also, please tell us why you believe it is appropriate to record the amount as an adjustment to goodwill rather than as a charge to net income. See paragraph 41 of SFAS 141.

Note 4.  Restaurant Closing Costs and Other (Benefit) Charges
(b) Morton`s - 90 West Street, NY, page F-17

64. We note from your disclosure that you received property insurance proceeds of $3.1 million in 2002, business interruption insurance proceeds of $4.3 million in 2004, and property insurance proceeds of
$0.986 million in 2004. Please tell us how you classified each of these cash receipts in your statements of cash flows, specifically indicating whether you considered them operating, investing or financing activities, and your basis for such classification. Also, please tell us whether the proceeds received under property insurance related to property you owned or property you held under operating leases.

Note 13.  Employee Subscription Agreements, page F-26

65. We note your disclosure that the fair value of each common unit of MHLLC granted was $0.01. Please tell us and revise your notes to disclose how you determined this fair value. As part of your response, please explain the methods and significant assumptions used in determining the enterprise value of the Company and resultant valuation of the units.
66. We believe that MD&A and the notes to the Company`s financial statements require revision to provide the following disclosures related to the MHLLC units:

* Please indicate whether the valuation used to determine the fair value of the units was contemporaneous or retrospective, and, if the valuation was prepared by a related party, include a statement to this effect.

* Revise MD&A to include a discussion of the number of units outstanding as of the latest balance sheet date presented and the intrinsic value of those that are vested and unvested, based on the expected initial public offering price.

* Also, if your recent stock unit grants were not valued on the basis of contemporaneous valuations, please revise MD&A to include a discussion of the significant factors, assumptions and methodologies used in determining fair value. Also, include a discussion in MD&A regarding each significant factor that contributed to the difference between the fair value as of the date of each grant and the estimated expected public offering price.

	Refer to the guidance outlined in paragraphs 179-182 of the
AICPA`s Audit and 	Accounting Practice Aid, "Valuation of
Privately-
Held-Company Equity Securities Issued 	as Compensation" and to
the
disclosure requirements outlined in paragraph 41 of SFAS 	128.

Note 16.  Legal Matters, page F-29

67. Refer to the last sentence of the last paragraph. It is not clear whether the matters referred to in this sentence include all legal matters or just those actions arising in the ordinary course of business referred to in this last paragraph. Please revise to clarify and provide management`s SFAS 5 conclusions for each matter disclosed.

Other

68. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

69. Please include a currently dated consent of the Independent
Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.


10-K

70. We note the disclosure that Morton`s disclosure controls and procedures are designed to ensure that information that Morton`s must disclose in its reports is communicated and processed in a timely fashion. Revise in future filings to clarify, if true, that:

* Management, including your chief executive officer and principal financial officer, concluded that your disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed in reports that you file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms.

* Your officers concluded that your disclosure controls and procedures are effective also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions about required disclosure.

See Rule 13a-15(e) under the Exchange Act.

Closing

	File an amendment to the S-1 and in response to the comments. To expedite our review, Morton`s may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Morton`s
thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Morton`s and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Morton`s requests acceleration of the registration statement`s effectiveness, Morton`s should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Morton`s from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Morton`s may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Morton`s provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Claire L. Erlander, Staff Accountant, at (202) 551-3301 or Lynwood F. Shenk, Assistant Chief Accountant, at (202) 551-3380. You may direct questions on other comments and disclosure issues to Edward M. Kelly,
Senior Counsel, at (202) 551- 3728 or Christopher B. Edwards,
Special
Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director


cc:	Michael R. Littenberg, Esq.
	Schulte Roth & Zabel LLP
	919 Third Avenue
	New York, NY 10022

	Eric S. Haueter, Esq.
	James O`Connor, Esq.
	Sidley Austin Brown & Wood LLP
	787 Seventh Avenue
	New York, NY 10019



Mr. Thomas J. Baldwin
December 28, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE